SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For January 13, 2003
--------------------


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]                  Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                        No [X]

                      BONSO ELECTRONICS INTERNATIONAL INC.

              Information for the Quarter Ended September 30, 2002

                                TABLE OF CONTENTS
      REPORT FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002 ON FORM 6-K


                                                                            Page
                                                                            ----

Second Quarter FY2003 Shareholders Letter                                     4

Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of
     June 31, 2002 and September 30, 2002                                     7

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Six Month Periods
     Ended June 30, 2001 and 2002                                             9

Management Discussion and Analysis of Financial Conditions
and Results of Operations                                                    10

                [BONSO ELECTRONICS INTERNATIONAL INC. LETTERHEAD]



Dear Shareholders,

     The second quarter of fiscal 2003 was a continued trend from the first quarter of reduced sales of telecommunications products, as consumer demand for two-way radios & cordless telephones continued to be depressed. But due to recent developments the company is cautiously optimistic that our telecommunications business will improve during the second half of this fiscal year. The second quarter and six-month results reflect the continuing slow recovery of the telecommunications industry, which provided Bonso with approximately 33% of its fiscal year 2002 sales. Our scale business for the first half of the year was maintained at the same level of $15 million as fiscal 2002 but orders for telecommunications products were down 45%.

     Net income for the three months ended 30 September 2002 was $26,000 or $0.005 per share, on revenues of $10,611,000 compared to $408,000 or $0.074 per share and revenues of $13,848,000 for the second quarter of fiscal 2002. Six months' net income of $549,000 or $0.096 per share was down from the prior year's total of $1,075,000 or $0.194 per share, while revenues reduced 22% to $20,728,000.

     The second quarter gross profit margin improved 3.5% on lower revenues, compared to the same fiscal year 2002 period, which we attribute to a formal program for improving manufacturing efficiency and overall business processes.

     Bonso has been operating for almost two decades and our vision has remained constant throughout this time. We will continue to be a world class manufacturer of sensor based products and telecommunications products. Toward this end, we have committed ourselves to the electronics manufacturing services (EMS) industry and have overcome the significant barriers to entry into this market. We have a solid management team and a good business plan to address the needs of our customers in our selected niche markets of sensor based & telecommunications products.

     The question is why and when do companies decide to "outsource" their electronic manufacturing. The major drivers to outsourcing include continuous market pressures to shorten time-to-market, enhance asset utilization and master the complexity of process technologies. In essence outsourcing enables companies to focus on their core competencies, which include research and development, sales and marketing. Customers also can realize significant financial benefits. Bonso offers high efficiency and superior capital utilization, thanks to a business model, which leverages these resources among multiple customers. In addition, the risks of frequent design changes, shorter product life cycles, component price fluctuations, component shortages and increased product complexities are significantly reduced.

     These benefits are further enhanced by operating in China, which offers one of the lowest labor rates in the world and where our 500,000-sq. ft. factory provides volume efficiencies.

     Historically outsourcing has bucked the trend of economic expansion. That is, companies have been more inclined to outsource when they see sales dropping and efficiencies and costs in their company owned factories drop. As reported by Business Week on 7 September 2002, the downturn in the economy of the U.S. could benefit Asian exporters because the cost squeeze at home for U.S. manufacturers is hastening the outsourcing of their production to Asia.

     The integration of Korona, GmbH and Gram Precision into Bonso's culture remains ongoing. Gram Precision has recently opened a sales office in the United Kingdom with distribution services in the Netherlands, while Korona GmbH has been struggling with a significant economic downtrend in Germany and the rest of Europe. Korona GmbH's sales and earnings for the first half are below last year's levels. Korona USA has successfully obtained a large OEM customer for bathroom scales. Also the new products have been well received by chain store merchandisers and specialty retailers. Korona USA is fully prepared to sell and support these customers from their stocked distribution center in Wisconsin.

     We believe that Bonso's entry into distribution of branded products is an important step in meeting the challenge of improving overall financial performance. In the short term it has been an investment that we feel will pay significant rewards in development and performance of the company in the future.

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to have Bonso redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note. Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

     I want to express to you some level of disappointment in the financial performance of the company in the first half of this year. But when you consider that we grew sales 80% last year and although our sales in the first half have dropped 22% over last year's record levels; our gross profit margins have improved, and we remain profitable while significantly expanding distribution of branded products, continuing with our acquisition plans and investing in manpower, plant & equipment in the factory. I continue to be optimistic about the future.

     In the final analysis, a measure of a company's worth is measured by how we benefit our customers and the loyalty and enthusiasm of our management & employees. In these measurements Bonso's performance is high as we continue to obtain new business from existing customers, as well as, to attract new prospects due to strong customer referrals. Also the Bonso Team remains dedicated and committed to delivering results for our customers and shareholders in the future.

     We are continuing our investor relations activities and have found that most small cap institutions that have been tracking us are continuing to see Bonso as an exciting company in a dynamic industry with bright future prospects.

     Our employees and management join me in expressing our appreciation for your loyalty and support as we build a strong base for 2003 and beyond.

Best regards,
Bonso Electronics International, Inc.



Anthony so
Chairman, President and Chief Executive Officer

U.S. Contact: George O'Leary (949) 760-9611, (949) 760-9607 FAX
Hong Kong contact: Cathy Pang (852)2605 5822, (852) 2691 1724 FAX
Attachments: 1. Income Statement 2. Balance Sheet

The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risk and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


                             BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED BALANCE SHEET
                                       (In U.S. Dollars)

                                                                       Sept 30       March 31
                                                                          2002           2002
                                                                    ----------    -----------
                                                                    (Unaudited)    (Audited)
Assets
Current assets
 Cash and cash equivalents                                           3,901,201      1,878,156
 Restricted cash deposits                                            2,509,348      3,972,542
 Trade receivables, net                                              5,668,960      6,838,576
 Inventories, net                                                   12,123,371      8,861,952
 Notes receivable                                                      600,591        686,258
 Deferred income tax assets - current                                   13,013         27,219
 Other receivables, deposits and prepayments                         1,821,351        822,646
                                                                   -----------    -----------
 Total current assets                                               26,637,835     23,087,349
                                                                   -----------    -----------

Deposits                                                                  --           16,038
Deferred income tax assets - non current                                96,217         84,422
Goodwill                                                               204,217        204,217
Brand name, net                                                      3,466,535      2,797,392
                                                                          --             --
Property, plant and equipment                                       17,423,598     18,261,659
                                                                   -----------    -----------

 Total assets                                                       47,828,402     44,451,077
                                                                   ===========    ===========

Liabilities and shareholders' equity

Current liabilities
 Notes payable                                                       3,386,220      2,857,533
 Accounts payable                                                    5,308,404      4,122,443
 Accrued charges and deposits                                        1,877,635      2,022,472
 Income taxes payable                                                   95,409         83,614
 Short-term loans                                                    4,846,138      3,754,477
 Current portion of long-term debt and capital lease obligations       371,179        647,501
                                                                   -----------    -----------

 Total current liabilities                                          15,884,985     13,488,040
                                                                   -----------    -----------

                                               7

                             BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED BALANCE SHEET
                                       (In U.S. Dollars)
                                          (Continued)

                                                                       Sept 30       March 31
                                                                          2002           2002
                                                                    ----------    -----------
                                                                    (Unaudited)    (Audited)

Long-term debt and capital lease obligations, net of current
maturities                                                             187,861        317,009
Redeemable Common Stock                                              1,445,808      1,445,808

Minority Interests                                                      64,049           --

Shareholders' equity
 Common stock par value $0.003 per share                                  --             --
  - authorized shares - 23,333,334                                        --             --
  - issued and outstanding shares March 31, 2002 - 5,404,133
    Spetmber 30, 2002 - 5,601,859                                       16,583         16,208
 Additional paid-in capital                                         21,458,377     21,152,502
 Capital Reserves                                                         --             --
 Deferred consultancy fee                                             (190,710)      (381,420)
 Retained earnings                                                   8,725,477      8,176,958
 Accumulated other comprehensive income                                235,972        235,972
 Common stock held in treasury, at cost                                   --             --
                                                                   -----------    -----------
                                                                    30,245,699     29,200,220
                                                                   -----------    -----------

Total liabilities and shareholders' equity                          47,828,402     44,451,077
                                                                   ===========    ===========





                                               8

                             BONSO ELECTRONICS INTERNATIONAL INC.
                                 CONSOLIDATED INCOME STATEMENT
                                (In Thousands of U.S. Dollars)
                                           Unaudited


                                                 Three months              Six months ended
                                                 ended Sept 30                  Sept 30
                                           ------------------------    ------------------------
                                              2002          2001          2002          2001
                                           ----------    ----------    ----------    ----------

Net sales                                      10,611        13,848        20,728        26,429
Cost of sales                                  (7,797)      (10,657)      (15,046)      (20,551)
                                           ----------    ----------    ----------    ----------
Gross margin                                    2,814         3,191         5,682         5,878

Selling expenses                                  545           905         1,002         1,318
Salaries and related costs                      1,147           873         2,186         1,681
Research and development expenses                 127            69           152           134
Administration and general expenses               883           672         1,477         1,216
Amortization of Brand Name                         10          --             114          --
                                           ----------    ----------    ----------    ----------
Income from operations                            102           672           751         1,529
Interest Income                                    29            36            30           147
Other income                                      144           103           276           134
Interest Expenses                                (153)         (296)         (314)         (496)
Foreign exchange gains/(losses)                    20           (10)           16           (23)
Consultancy fee                                   (95)          (95)         (191)         (191)
                                           ----------    ----------    ----------    ----------
Income before taxation                             47           410           568         1,100
Income tax benefit/(expense)                      (11)           (2)          (11)          (26)
                                           ----------    ----------    ----------    ----------
Income after taxation                              36           408           557         1,074
Minority interests                                 (8)         --              (8)         --
                                           ----------    ----------    ----------    ----------
Net income                                         28           408           549         1,074
                                           ----------    ----------    ----------    ----------

Earnings per share
 Basic                                           .005          .074          .096          .194

 Diluted                                         .005          .074          .096          .194


Weighted average shares Outstanding         5,709,859     5,539,815     5,709,859     5,539,815
Incremental shares from assumed
  Exercise of warrants and Stock options         --            --            --            --
Adjusted weighted average shares            5,709,859     5,539,815     5,709,859     5,539,815


                                               9

Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission for the Fiscal Year Ended March 31, 2002. The following discussion should be read in conjunction with the 2002 Form 20-F for the fiscal year ended March 31, 2002, and the condensed consolidated financial statements included elsewhere in this Form 6-K. All information is based on the Company's fiscal calendar.

Results of Operations
---------------------

Six Month Period ended September 30, 2002 compared to the Six Month period ended September 30, 2001

     Net Sales. Our sales decreased 22% from approximately $26,429,000 for the period ended September 30, 2002, to approximately $20,728,000 for the period ended September 30, 2002, primarily as a result of the reduction in contribution from our telecommunications products. Our scales business maintained the same level of orders for the same period in fiscal 2002 with approximately $15 million in orders. However, orders for telecommunications products were down 45%.

     Gross Margin. Gross margin rose 5% to 27% for the period ended September 30, 2002, as compared with 22% in the prior year. The gain is attributed to a decrease in materials and labor costs as a result of the Company's emphasis upon improving manufacturing efficiencies.

     Selling Expenses. Selling expenses decreased by 24% from approximately $1,318,000 for the period ended September 30, 2001 to approximately $1,002,000 for the period ended September 30, 2002. This decrease was attributable primarily to the downturn in sales of telecommunications products.

     Salaries And Related Costs. Salaries and related costs increased by 30% from approximately $1,681,000 for the period ended September 30, 2001 to approximately $2,186,000 for the period ended September 30, 2002. This increase was primarily due to a 66% increase in Korona's salaries from $399,000 to $661,000 and the inclusion of two months salaries of $148,000 for Gram Precision, which was acquired by Bonso on August 1, 2002.

     Research And Development. Research and development expenses increased 14% from approximately $134,000 for the period ended September 30, 2001 to approximately $152,000 for the period ended September 30, 2002 due to increased research and development activities for telecommunications products and new models of scales not yet introduced into market.

     Administration And General Expenses. Administration and general expenses increased by 21% from approximately $1,216,000 for the period ended September 30, 2001 to approximately $1,477,000 for the period ended September 30, 2002. This increase was primarily due to establishment of a new US office for exploring markets in the USA, and an increase in professional services rendered relating to the acquisition of Gram Precision and the preparation and review of documents filed with the SEC.

     Amortization Of Brand Names. We amortized approximately $114,000 relating to the brand name acquired upon the acquisition of Korona and Gram Precision during the period ended September 30, 2002. The brand names is amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations decreased by 51% from approximately $1,529,000 for the period ended September 30, 2001 to $751,000 for the period ended September 30, 2002.

     Interest Income. Interest income amounted to approximately $30,000 for the period ended September 30, 2002, compared to $147,000 in the period ended September 30, 2001. This decrease was mainly due to lower interest rates for deposits with out banks, despite the slight increase in cash balances.

     Other Income. Other income increased 106% from approximately $134,000 for the period ended September, 2001 to approximately $276,000 for the period ended September 30, 2002.

     Interest Expenses. Interest expenses decreased 37% from approximately $496,000 for the period ended September 30, 2001 to approximately $314,000 for the period ended September 30, 2002. This decrease primarily resulted from the decline in sales, with the Company using less of its banking facilities to support sales during the first quarter of this year and lower interest rates.

     Foreign Exchange Losses/Gains. Foreign exchange significantly improved from the period ended September 30, 2001 in which the Company lost approximately $23,000, to a gain of approximately $16,000 for the period ended September 30, 2002. This decrease was primarily attributable to the increased strength of the Euro against the US Dollar, benefiting Korona's sales in Europe.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $191,000 for the period ended September 30, 2002, relating to warrants that were issued to the consultant.

     Net Income. As a result of the above changes, net income decreased from approximately $1,075,000 for the period ended September 30, 2001 to $549,000 for the period ended September 30, 2002, a decrease of approximately $526,000, or 49%.

Three Month Period ended September 30, 2002 compared to the Three Month period ended September 30, 2001

     Net Sales. For the three months ended September 30, 2002, net sales of approximately $10,611,000 represented a decrease of approximately $3,237,000, or 23%, from the same prior year period. The decline was primarily due to lower sales from Korona because of a general downturn in demand for consumer products in Europe and reduction in contribution from our telecommunications products.

     Gross Margin. Gross margin rose to 26.5% for the three months ended September 30, 2002, as compared with 23% fiscal 2002. The gain is attributed to a decrease in materials and labor costs as a result of the Company's emphasis in improving manufacturing efficiencies.

     Selling Expenses. Selling expenses decreased by 40% from approximately $905,000 for the three months ended September 30, 2001 to approximately $545,000 in the three months ended September 30, 2002. This decrease was attributable primarily to the downturn in sales from Korona and telecommunications products.

     Salaries And Related Costs. Salaries and related costs increased by 31% from approximately $873,000 for the three months ended September 30, 2001 to approximately $1,147,000 for the three months ended September 30, 2002. This increase was primarily due to a 33% increase in Korona's salaries from $243,000 to $333,000 and the inclusion of two months salaries of $148,000 for Gram Precision, which was acquired by Bonso on August 1, 2002.

     Research And Development. Research and development expenses increased 84% from approximately $69,000 for the three months ended September 30, 2001 to approximately $127,000 for the three months ended September 30, 2002 due to increased research and development activities for telecommunications products and new models of scales not yet introduced into market.

     Administration And General Expenses. Administration and general expenses increased by 31% from approximately $672,000 for the three months ended September 30, 2001 to approximately $883,000 for the three months ended September 30, 2002. This increase was primarily due to the establishment of a new US office for exploring markets in the USA, and an increase in professional services rendered relating to the acquisition of Gram Precision and the preparation and review of documents filed with the SEC.

     Income From Operations. As a result of the above changes, income from operations decreased by 85% from approximately $672,000 for the three months ended September 30, 2001 to $102,000 for the three months ended September 30, 2002.

     Interest Income. Interest income amounted to approximately $29,000 for the three months ended September 30, 2002, compared to $36,000 in the three months ended September 30, 2001. This decrease primarily resulted from the decline in sales, with the Company using less of its banking facilities to support sales during the first quarter of this year and lower interest rates.

     Other Income. Other income increased 40% from approximately $103,000 for the three months ended September, 2001 to approximately $144,000 for the three months ended September 30, 2002.

     Interest Expenses. Interest expenses decreased 48% from approximately $296,000 for the three months ended September 30, 2001 to approximately $153,000 for the three months ended September 30, 2002. This decrease primarily resulted from the decline in sales, because the Company used less of its banking facilities to support sales during the first quarter of this year.

     Foreign Exchange Losses/Gains. Foreign exchange significantly improved from loss from approximately $10,000 for the three months ended September 30, 2001 to a gain of approximately $20,000 for the three months ended September 30, 2002. This decrease was primarily attributable to the increased strength of the Euro against the US Dollar, benefiting Korona's sales in Europe.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $95,000 for the three months ended September 30, 2002, relating to warrants that were issued to the consultant.

     Net Income. As a result of the above changes, net income decreased from approximately $408,000 for the three month ended September 30, 2001 to $28,000 for the three months ended September 30, 2002, a decrease of approximately $380,000, or 93%.

Liquidity and Capital Resources
-------------------------------

     We have traditionally relied on loans to meet our working capital requirements. These loans have been supplemented by internally generated funds and trade credits from suppliers.

     Effective August 1, 2002, we acquired a majority interest in Gram Precision, a privately owned Mississauga, Ontario Canada based corporation and a distributor of digital scales for laboratory, industrial, jewelry and other markets requiring precise measurement and high resolution.

     We paid $1 million in cash over a 5-year period and 125,000 shares of Bonso's common stock for a 51 percent equity interest in Gram Precision, subject to certain provisions for the adjustment of the purchase price. Gram Precision's products are distributed primarily in the United States and Canada, with United States distribution taking place from the Company's distribution center in Reno, Nevada.

Stock Repurchase Program
------------------------

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. No shares were repurchased during the first six months of fiscal 2003. Between inception of the repurchase program and September 30, 2002, the Company has repurchased or committed to repurchase a total of 2,000 shares of its common stock at a cost of $ 5,434. The Company may from time to time repurchase shares of its Common Stock under this program.

                                Legal Proceedings
                                -----------------

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to have Bonso redeem the common stock if the registration of the stock had not been declared effective by the SEC on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the SEC on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note. Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

               Submission of Matters to a Vote of Security Holders
               ---------------------------------------------------

     The annual general meeting of shareholders was held on October 9, 2002.

     The following directors were elected at the meeting to serve as directors until the next annual general meeting of the Company thereafter until their successors have been elected and qualified:

Director                                   For          Authority Withheld
--------                                   ---          ------------------

Anthony So                              3,147,630             15,375
Kim Wah Chung                           3,147,630             15,375
Cathy Kit Teng Pang                     3,147,630             15,375
Woo Ping Fok                            3,147,630             15,375
John Stewart Jackson IV                 3,147,714             15,291
George O'Leary                          3,147,714             15,291
Henry F. Schlueter                      3,147,714             15,291


     The Shareholders ratified the selection of PricewaterhouseCoopers as the independent public accountants of the Company for the fiscal year ending March 31, 2003, as follows:

          For                        Against                   Abstain
          ---                        -------                   -------
       3,147,367                     14,370                     3,268

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: January 13, 2003                   By: /s/ Henry F. Schlueter
      ----------------                   ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary